                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC  20549


                               FORM 11-K


                             ANNUAL REPORT
                   PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES AND EXCHANGE ACT OF 1934


          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1995

                                  OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from ___________ to ____________

Commission File Number 0-8615


A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

    Business Records Corporation 401(k) Retirement Savings Plan and Trust

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

       BRC Holdings, Inc.
       1111 West Mockingbird Lane
       Suite 1400
       Dallas, Texas  75247

                  The Exhibit Index appears on Page 17.

REQUIRED INFORMATION

The financial statements listed in the accompanying index on page 3 are filed as part of this Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                BUSINESS RECORDS CORPORATION 401(k)
                                RETIREMENT SAVINGS PLAN AND TRUST

                                By Administrative Committee appointed
                                pursuant to the Plan:



                                /s/ T. E. Kiraly




                                /s/ J. C. Wright




                                /s/ M. D. Collins




Date:  June 27, 1996

             BUSINESS RECORDS CORPORATION 401(k) RETIREMENT
                        SAVINGS PLAN AND TRUST

                     INDEX TO FINANCIAL STATEMENTS
                      AND SUPPLEMENTAL SCHEDULES



                                                                Page

Report of Independent Accountants -
  Price Waterhouse LLP                                           4

Financial Statements:

  Statements of Net Assets Available for
    Plan Benefits as of December 31, 1995
    and 1994                                                     5

  Statement of Changes in Net Assets Available
    for Plan Benefits for the Year Ended
    December 31, 1995                                            6

Notes to Financial Statements                                    7

Supplemental Schedules: *

  Schedule I - Item 27a - Assets Held for Investment             14

  Schedule II - Item 27d - Reportable Transactions
  and Transactions with Parties-In-Interest                      15

  Parties-In-Interest                                            16



*All other schedules have been omitted because they are not applicable, are not required, or the information required to be set forth therein is included in the financial statements or the accompanying notes.

                    REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of Business Records Corporation 401(k)
Retirement Savings Plan and Trust


In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for plan benefits of the Business Records Corporation 401(k) Retirement Savings Plan and Trust at December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Price Waterhouse LLP

/S/ Price Waterhouse LLP

Dallas, Texas
June 20, 1996

                      BUSINESS RECORDS CORPORATION
               401(k) RETIREMENT SAVINGS PLAN AND TRUST
         STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                              December 31,
                                          1995            1994

ASSETS:

Investments, at market (Note E)       $17,893,643      $13,685,574

Interest receivable                        82,375           69,103

Contributions receivable                  250,343          266,539

  Total assets                         18,226,361       14,021,216

LIABILITIES:

Other payables                            (35,638)        (139,246)

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                       $18,190,723      $13,881,970


                  See notes to financial statements.

                      BUSINESS RECORDS CORPORATION
               401(k) RETIREMENT SAVINGS PLAN AND TRUST
    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     Year Ended December 31, 1995



ADDITIONS TO NET ASSETS ATTRIBUTED TO:

  Contributions:
    Participants                              $ 2,600,424
    Employer                                      627,599
    Total Contributions                         3,228,023

  Investment income:
    Dividends                                     527,264
    Interest                                      203,655
    Net realized and unrealized
      gains/(losses)                            2,373,505

  Total additions                               6,332,447

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

  Withdrawals by participants                  (2,015,725)

  Fund management expenses                         (7,969)

  Total deductions                             (2,023,694)

Net increase in Plan assets                     4,308,753

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

Beginning of year                              13,881,970

End of year                                   $18,190,723


                  See notes to financial statements.

                    BUSINESS RECORDS CORPORATION
             401(k) RETIREMENT SAVINGS PLAN AND TRUST
                  NOTES TO FINANCIAL STATEMENTS

                   Year Ended December 31, 1995

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Business Records Corporation 401(k) Retirement Savings Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a nondiscriminatory retirement and savings plan for all full-time and part-time employees of BRC Holdings, Inc. and subsidiaries (the "Company" or "BRC") who elect to participate and have completed at least six months of service. Employees covered by a collective bargaining agreement are excluded from participation in the Plan if retirement benefits were the subject of good faith bargaining between the employees' representative and the employer and if the agreement does not require the employer to include such employees in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participating employees may elect to make salary reduction contributions to the Plan of up to fifteen percent of annual compensation, as defined by the Plan. The Company is required to make minimum contributions to the Plan in an amount equal to thirty-five percent of employee salary reduction contributions up to six percent of compensation. The Company may, at its discretion, make additional contributions. Employees contributing at the rate of six percent may elect to increase their salary reduction contributions up to an additional nine percent, which is not matched by the Company. Total individual emloyee contributions may not exceed the maximum dollar per year limit established by the Internal Revenue Code.

The Tax Reform Act of 1986 limits the employer contributions made to the Plan for highly compensated employees. Therefore, the limit on the maximum percentage of compensation of certain highly compensated employees (as defined in Section 401(k)(5)of the Internal Revenue Code) that may be contributed to the Plan may be decreased from time to time as the Administrative Committee determines.

Vesting

Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting of employer contributions is graduated based on years of service. A participant is 100% vested after five years of service.

Payment of Benefits

Upon termination of service, participants who are 100% vested may elect to receive either a lump-sum amount equal to the value of their accounts or periodic payments of substantially equal installments at least annually.

Expenses and Forfeitures

Forfeitures are used to reduce the Company's contributions to the Plan. Forfeitures were $46,331 in 1995. The Plan requires that the Company pay all administrative fees and expenses related to the Plan.

Changes

In April 1994, the Board of Directors of the Company approved the merger of the CMSI 401(k) Plan previously adopted by CMSI, Inc., a subsidiary of the Company, into the Plan. Such merger became effective September 30, 1994. As a result of that merger, in October 1994, the Plan received a transfer of $6,567,948 in cash and various fund investments, and approximately 429 participants were added to the Plan. Also effective that date, Bank One, Texas, N.A. was removed as trustee of the Plan, and was replaced by First Interstate Bank of Texas, N.A. (the "Trustee"). Several plan amendments were adopted in 1994. Significant amendments to the Plan included: the merger; the shortening of the years of service requirement for 100% vesting from seven to five years; and the increase in the maximum contribution level for participants from ten percent to fifteen percent of their salary.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Basis

The financial statements of the Plan are prepared in accordance with generally accepted accounting principles. Since the assets are stated at market value, unrealized appreciation and depreciation of the assets are reflected in the asset balances.

Investments and Investment Income

The investment in the Company's common stock is valued at the closing price of the stock on the last business day of the year. Investments in the equity funds and the fixed income fund are valued at their quoted market prices on the last business day of the year. Investments in the guaranteed investment contract fund are recorded at cost which approximates market value.

Purchases and sales of securities are reflected on a trade-date basis. The statement of changes in net assets available for plan benefits includes net unrealized appreciation or depreciation for the year on investments held at the end of the year. Any realized gain or loss on sales of investments is based on cost adjusted for unrealized appreciation or depreciation at the beginning of the year. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on the accrual basis.

NOTE C - NUMBER OF PARTICIPANTS

There were 1,162 participants in the Plan on December 31, 1995.

NOTE D - TAX STATUS

The Plan complies with federal requirements under ERISA and these financial statements are substantially identical to those prepared for inclusion in the annual report to be filed with the Department of Labor. The Internal Revenue Service has determined and informed the Company by a letter dated June 11, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

NOTE E - INVESTMENTS

All investments are held by the Trustee under a trust agreement dated
October 1, 1994. The Trustee has authority for the purchase and sale of investments. The Plan provides that employer and employee contributions shall be invested in any one of five different investment funds. The investment funds available are as follows: BRC Stock Fund, (2) Equity Funds, Guaranteed Investment Contract Fund (GIC) and Fixed Income Bond Fund. There were no material changes during the year in investment policy of the Plan with respect to the kind of securities or other investments in which the funds held under the Plan may be invested.

A separate account is maintained for each participant within each fund. The account balances for participants are adjusted quarterly for: (a) participant contributions; (b) participant's share of employer contributions; (c) income; and (d) realized and unrealized gains and losses determined by the percentage which the participant's account balance at the beginning of the quarter bears to the total of all participants' account balances at that date.

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                          Shares, Units or
December 31, 1995                           Face Amount         Value

BRC Holdings, Inc. Common Stock                 123,971      $4,896,854

Fidelity Growth and Income Fund                 146,718      $3,968,728

Fidelity Magellan Fund                           54,233      $4,662,973

Fidelity Intermediate Bond Fund                  88,833      $  924,750

First Interstate Stable Asset Fund            3,121,962      $3,121,962



                                          Shares, Units or
December 31, 1994                           Face Amount         Value

BRC Holdings, Inc. Common Stock                 117,234      $3,898,031

Fidelity Growth and Income Fund                 122,029      $2,659,004

Fidelity Magellan Fund                           46,307      $3,170,205

Fidelity Intermediate Bond Fund                  79,198      $  780,890

First Interstate Bankers GIC Fund             3,119,548      $3,119,548


NOTE F - TERMINATION OF THE PLAN

While the Company has not expressed any intent to discontinue the Plan, the Company, by action of the Board of Directors, may terminate the Plan. In the event the Plan is terminated, the participants become fully vested and the net assets of the trust fund are distributed to the participants in proportion to their account balances.

NOTE G - INFORMATION BY FUND

Allocation of plan assets and liabilities to investment programs

                                        BRC                               Fixed
                                       Stock       Equity       GIC       Income
December 31, 1995        Total          Fund        Funds       Fund       Fund
ASSETS:

Investments,
 at market             $17,893,643   $4,975,445  $8,781,886  $3,163,804  $972,508

Interest receivable         82,375          171      76,629          41     5,534

Contributions
  receivable               250,343       28,068     162,216      38,477    21,582

Total assets            18,226,361    5,003,684   9,020,731   3,202,322   999,624

LIABILITIES:

Other payables             (35,638)      (6,034)    (22,069)     (5,373)   (2,162)

Net Assets Available
  for Plan Benefits    $18,190,723   $4,997,650  $8,998,662  $3,196,949  $997,462

                                        BRC                                 Fixed
                                       Stock         Equity       GIC       Income
December 31, 1994          Total        Fund          Funds       Fund       Fund

ASSETS:

Investments,
 at market             $13,685,574   $3,955,799  $5,829,334  $3,119,551  $ 780,890

Interest receivable         69,103        2,384      59,643       2,150      4,926

Contributions
  receivable               266,539       27,382     170,720      45,290     23,147

Total assets            14,021,216    3,985,565   6,059,697   3,166,991    808,963

LIABILITIES:

Other payables            (139,246)     (52,820)    (52,202)    (33,347)      (877)

Net Assets Available
  for Plan Benefits    $13,881,970   $3,932,745  $6,007,495  $3,133,644  $ 808,086

Allocation of changes in net assets available for plan benefits to investment programs

                                               BRC                                Fixed
                                              Stock       Equity        GIC       Income
December 31, 1995               Total          Fund        Funds        Fund       Fund

ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:

  Contributions:
    Participants             $ 2,600,424    $ 458,446    $1,561,643   $ 384,643  $ 195,692
    Employer                     627,599      112,919       374,811      90,950     48,919
                               3,228,023      571,365     1,936,454     475,593    244,611

  Investment income:
    Dividends                    527,264          ---       468,609         ---     58,655
    Interest                     203,655        2,559         1,762     199,167        167
    Net realized and unreal-
      ized gains/(losses)      2,373,505      730,072     1,595,078         ---     48,355

  Total additions              6,332,447    1,303,996     4,001,903     674,760    351,788

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:

  Withdrawals by participants (2,015,725)    (242,870)   (1,160,959)   (488,017)  (123,879)

  Transfers by participants          ---        7,594       150,223    (119,284)   (38,533)

  Fund management expenses        (7,969)      (3,815)          ---      (4,154)       ---

  Total deductions            (2,023,694)    (239,091)   (1,010,736)   (611,455)  (162,412)

Net increase in Plan assets    4,308,753    1,064,905     2,991,167      63,305    189,376

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS:

Beginning of year             13,881,970    3,932,745     6,007,495   3,133,644    808,086

End of year                  $18,190,723   $4,997,650    $8,998,662  $3,196,949  $ 997,462

                         SUPPLEMENTAL SCHEDULES

                    BUSINESS RECORDS CORPORATION
              401(k) RETIREMENT SAVINGS PLAN AND TRUST
                              ITEM 27a
                     ASSETS HELD FOR INVESTMENT

                         December 31, 1995


                                Shares, Units
                                   or Face                         Market
  Description                      Amount           Cost           Value

  BRC Stock Fund:

* BRC Holdings, Inc.
    Common Stock                    123,971      $2,048,272     $ 4,896,854

  Fidelity Institutional Cash
    Government #57 Fund              78,591      $   78,591     $    78,591

  Equity Funds:

  Fidelity Growth and Income Fund   146,718      $3,702,538     $ 3,968,728

  Fidelity Magellan Fund             54,233      $3,884,712     $ 4,662,974

  Fidelity Institutional Cash
    Government #57 Fund              73,372      $   73,372     $    73,372

  Cash                               76,812      $   76,812     $    76,812

  GIC Fund:

* First Interstate Stable
    Asset Fund                    3,121,962      $3,121,962     $ 3,121,962

  Fidelity Institutional Cash
    Government #57 Fund              25,708      $   25,708     $    25,708

  Cash                               16,134      $   16,134     $    16,134

  Fixed Income Fund:

  Fidelity Intermediate Bond Fund    88,833      $ 917,189      $   924,750

  Fidelity Institutional Cash
    Government #57 Fund                  21      $       21     $        21

  Cash                               47,737      $   47,737     $    47,737


                                                                $17,893,643


* Party-in-interest

                                BUSINESS RECORDS CORPORATION
                          401(k) RETIREMENT SAVINGS PLAN AND TRUST
                                          ITEM 27d
             REPORTABLE TRANSACTIONS AND TRANSACTIONS WITH PARTIES-IN-INTEREST

                                Year Ended December 31, 1995


                                             Purchases                              Sales

                                     Shares, Units                     Shares, Units
                                        or Face                           or Face       Sales        Net
Issue                                   Amount           Cost             Amount        Price     Gain(Loss)

BRC Holdings, Inc. Common Stock          16,278     $   589,428              7,940    $  297,329  $  170,042

First Interstate
 Stable Asset Fund                      703,842     $   703,842            701,426    $  701,426  $      ---

Fidelity Growth &
  Income Fund                            51,474     $ 1,225,664             23,934    $  587,527  $   76,359

Fidelity Magellan Fund                   13,993     $ 1,106,586              9,087    $  744,688  $  116,490

Fidelity Institutional Cash
  Government #57 Fund                 4,715,849     $ 4,715,849          4,583,548    $4,583,548  $      ---

                         BUSINESS RECORDS CORPORATION
                  401(k) RETIREMENT SAVINGS PLAN AND TRUST
                             PARTIES-IN-INTEREST

                        Year Ended December 31, 1995

                          Relationship to Plan,
Identity of               Employer, or Other          Description
Party Involved            Party-In-Interest           of Transaction

BRC Holdings, Inc.        Plan Sponsor                Contributes funds to the Plan,
                                                      provides accounting and other
                                                      services.  The Plan also purchases
                                                      and sells common stock of the Company.

Plan Administrative       Plan Administrator          Provides administrative
Committee:                                            services.

  T. E. Kiraly, Chief Financial Officer and Secretary
     BRC Holdings, Inc.

  J. C. Wright, Vice President and Corporate Controller
     BRC Holdings, Inc.

  M. D. Collins, Director of Employee Benefits,
     Cash Management and Investments
     BRC Holdings, Inc.



First Interstate          Trustee and Plan            Manages investments and assets, custodian
  Bank of Texas,N.A.      Custodian                   of the Plan's securities, cash and other
                                                      property, and provides record keeping for
                                                      the Plan and its participants.

Arter & Hadden            Attorneys                   Legal Counsel


Price Waterhouse LLP      Independent Accountants     Performs audit of the financial statements
                                                      of the Plan.

                              INDEX TO EXHIBITS



                                                              Page



               1.  Consent of Price Waterhouse LLP........     18

                      CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of the Business Records Corporation 401(k) Retirement Savings Plan and Trust of Cronus Industries, Inc. of our report dated June 20, 1996 appearing on page 4 of this Form 11-K.


Price Waterhouse LLP

/s/ Price Waterhouse

Dallas, Texas
June 27, 1996